SECURITIES AND EXCHANGE COMMISSION
Washington, D.C. 20549

SCHEDULE 13D
Under the Securities Exchange Act of 1934
(Amendment No. 8)

Barrett Business Services, Inc.
(Name of Issuer)

Common Stock, $.01 par value
(Title of Class of Securities)

068463 10 8
(CUSIP Number)

William W. Sherertz
Barrett Business Services, Inc.
8100 N.E. Parkway Drive, Suite 200
Vancouver, Washington 98662
Telephone: (360) 828-0700
(Name, Address and Telephone Number of Person Authorized
to Receive Notices and Communications)

Copy to:

Mary Ann Frantz
Miller Nash LLP
111 S.W. Fifth Avenue, Suite 3400
Portland, Oregon 97204
Telephone: (503) 224-5858

May 1, 2006
(Date of Event which Requires Filing of this Statement)

If the filing person has previously filed a statement on Schedule 13G to report the acquisition that is the subject of this Schedule 13D, and is filing this schedule because of §§240.13d-1(e), 240.13d-1(f) or 240.13d-1(g), check the following box  [_].

CUSIP 068463 10 8	13D	Page 2 of 7 Pages

1.	Name of Reporting Person I.R.S. Identification No. of Above Person (Entities Only). William W. Sherertz

2.	Check the Appropriate Box If a Member of Group (See Instructions)	(a) [_] (b) [_]

3.	SEC Use Only

4.	Source of Funds (See Instructions) PF, BK

5.	Check If Disclosure of Legal Proceedings is Required Pursuant to Items 2(d) or 2(e)	[_]

6.	Citizenship or Place of Organization United States

Number of Shares Beneficially Owned By Each Reporting Person With	7.	Sole Voting Power 2,891,453

	8.	Shared Voting Power 109,369

	9.	Sole Dispositive Power 2,891,453

	10.	Shared Dispositive Power 109,369

11.	Aggregate Amount Beneficially Owned by Each Reporting Person 3,000,822

CUSIP 068463 10 8	13D	Page 3 of 7 Pages

12.	Check Box If the Aggregate Amount in Row (11) Excludes Certain Shares (See Instructions)	|_|

13.	Percent of Class Represented by Amount in Row (11) 26.0 percent

14.	Type of Reporting Person (See Instructions) IN

CUSIP 068463 10 8	13D	Page 4 of 7 Pages

Item 1. Security and Issuer.

        The title of the class of equity securities to which this Amendment No. 8 to Statement on Schedule 13D (the “Statement”) relates is common stock, $.01 par value (“Common Stock”), of Barrett Business Services, Inc., a Maryland corporation (the “Company”). The address of the Company’s principal executive offices is 8100 N.E. Parkway Drive, Suite 200, Vancouver, Washington 98662.

Item 2. Identity and Background.

        (a)-(c), (f) This Amendment No. 8 to the Statement is filed by William W. Sherertz (“Mr. Sherertz”), whose business address is 8100 N.E. Parkway Drive, Suite 200, Vancouver, Washington 98662. Mr. Sherertz’s present principal occupation is President and Chief Executive Officer of the Company. The Company is a human resource management company engaged in providing staffing and professional employer services to a diversified group of customers through a network of branch offices in nine states. The Company’s address is set forth in Item 1. Mr. Sherertz is a citizen of the United States.

    (d)-(e)        During the last five years, Mr. Sherertz has not (i) been convicted in a criminal proceeding (excluding traffic violations or similar misdemeanors) or (ii) been a party to a civil proceeding of a judicial or administrative body of competent jurisdiction and as a result of such proceeding was or is subject to a judgment, decree or final order enjoining future violations of, or prohibiting or mandating activities subject to, federal or state securities laws or finding any violation with respect to such laws.

Item 3. Source and Amount of Funds or Other Consideration.

        Since March 17, 2005, the filing date of Amendment No. 7 to the Statement:

(a) Mr. Sherertz received a gift of 4,500 shares of Common Stock from his wife on April 11, 2005;

(b) Mr. Sherertz was granted a fully-vested option to purchase 98,697 shares of Common Stock at an exercise price of $15.20 per share on July 1, 2005;

    (c)        Mr. Sherertz sold 75,000 shares of Common Stock in the Company’s follow-on public offering closed on August 2, 2005, for a total sale price of $1,218,750, before payment of underwriting discounts and commissions of $60,938;

(d) In September 2005, Mr. Sherertz became the executor of his mother’s estate, which included 15,000 shares of Common Stock;

(e) Mr. Sherertz transferred 15,000 shares of Common Stock on February 2, 2006, to Nancy B. Sherertz in connection with a prior divorce settlement;

(f) Mr. Sherertz transferred 6,000 shares of Common Stock to his wife as a gift on February 27, 2006;

    (g)        Mr. Sherertz’s wife sold 6,150 shares of Common Stock, at a price of $27.30 per share, on April 3, 2006, thereby reducing the shares over which Mr. Sherertz may be deemed to have shared voting and dispositive power; and

CUSIP 068463 10 8	13D	Page 5 of 7 Pages

(h) Mr. Sherertz sold 100,000 shares of Common Stock in an open market transaction on May 1, 2006, at a price of $26.10 per share.

        The source and amount of funds or other consideration used to acquire Common Stock prior to filing of this Amendment No. 8 have been reported in prior amendments to the Statement.

Item 4. Purpose of Transaction.

        Mr. Sherertz acquires or disposes of shares of Common Stock from time to time for personal reasons. Except in the ordinary course of Mr. Sherertz’s management of the Company in his capacity as President and Chief Executive Officer, as of the date of this Amendment No. 8 to the Statement, Mr. Sherertz has no present plans or proposals which relate to or would result in:

    (a)        The acquisition by any person of additional securities of the Company other than grants to and exercises of employee stock options held by Mr. Sherertz from time to time, or the disposition of securities of the Company other than by gift undertaken by Mr. Sherertz for charitable or tax planning purposes;

(b) An extraordinary corporate transaction, such as a merger, reorganization or liquidation, involving the Company or any of its subsidiaries;

(c) A sale or transfer of a material amount of assets of the Company or any of its subsidiaries;

    (d)        Any change in the present board of directors or management of the Company, including any plans or proposals to change the number or term of directors or to fill any existing vacancies on the board;

(e) Any material change in the present capitalization or dividend policy of the Company;

(f) Any other material change in the Company’s business or corporate structure;

(g) Changes in the Company’s charter, bylaws or instruments corresponding thereto or other actions which may impede the acquisition of control of the Company by any person;

    (h)        Causing a class of securities of the Company to be delisted from a national securities exchange or to cease to be authorized to be quoted in an inter-dealer quotation system of a registered national securities association;

(i) A class of equity securities of the Company becoming eligible for termination of registration pursuant to Section 12(g)(4) of the Securities Exchange Act of 1934; or

(j) Any action similar to any of those enumerated above.

Item 5. Interest in Securities of the Issuer.

    (a)–(b)        Mr. Sherertz beneficially owns 3,000,822 shares of Common Stock, or 26.0 percent of the outstanding Common Stock, following adjustment for the Company’s 3-for-2

CUSIP 068463 10 8	13D	Page 6 of 7 Pages

stock split effected on May 19, 2005, and reflecting the Company’s issuance of a total of 2,184,850 shares of Common Stock in its follow-on public offering. Mr. Sherertz has sole power to vote and sole power to dispose of 2,891,453 shares, which includes 438,393 shares subject to options that are presently exercisable or will become exercisable within 60 days of the date of this Amendment No. 8 to the Statement. In addition, Mr. Sherertz shares voting and dispositive powers as to 10,500 shares held by his wife, 66,479 shares held by Mr. Sherertz for his children, 15,000 shares included in his mother’s estate for which he is executor, and 17,390 shares held by Mr. Sherertz for his niece.

    (c)        During the past 60 days, Mr. Sherertz sold 100,000 shares of Common Stock in the open market, on May 1, 2006, at a price per share of $26.10.

    (d)-(e)        Not applicable.

Item 6. Contracts, Arrangements, Understandings or Relationships with Respect to Securities of the Issuer.

        Mr. Sherertz entered into a letter agreement, dated August 17, 1992 (the “Agreement”), with Nancy B. Sherertz pursuant to which they agreed to divide their holdings of Company capital stock equally upon the closing of an underwriting agreement for an initial public offering of Company capital stock. The Agreement was entered into by Ms. Sherertz for personal reasons based on her then marital relationship with Mr. Sherertz and also to recognize his contribution to the Company’s growth and his efforts to establish a public market for the Common Stock. The Agreement was fully performed in connection with the Company’s initial public offering in June 1993. Except for the Agreement and award agreements for employee stock options in substantially the forms referred to in Item 7, there are no contracts, arrangements, understandings or relationships (legal or otherwise) between Mr. Sherertz and any other person with respect to any securities of the Company, including but not limited to transfer or voting of any of the securities, finders’ fees, joint ventures, loan or option arrangements, puts or calls, guarantees of profits, division of profits or loss, or the giving or withholding of proxies.

Item 7. Material to be Filed as Exhibits.

    (a)        Letter agreement between Nancy B. Sherertz and William W. Sherertz dated August 17, 1992. (Incorporated by reference to Exhibit 10.6 to the Company’s registration statement on Form S-1 (No. 33-61804) effective June 11, 1993.)

    (b)        Form of Nonqualified Stock Option Agreement under the Company’s 2003 Stock Incentive Plan (the “2003 Plan”). (Incorporated by reference to Exhibit 10.12 to the Company’s annual report on Form 10-K for the year ended December 31, 2003.)*

(c) Form of Nonqualified Stock Option Agreement approved July 1, 2005, under the 2003 Plan. (Incorporated by reference to Exhibit 10.4 to the Company’s Current Report on Form 8-K filed July 7, 2005.)*

CUSIP 068463 10 8	13D	Page 7 of 7 Pages

* Individual agreements representing grants of employee stock options to Mr. Sherertz are substantially identical to Exhibit (b) or (c) except for exercise price and dates of vesting and expiration.

SIGNATURE

        After reasonable inquiry and to the best of my knowledge and belief, I certify that the information set forth in this Statement is true, complete and correct.

Dated: June 26, 2006	/s/ William W. Sherertz
William W. Sherertz

Attention: Intentional misstatements or omissions of fact constitute Federal criminal violations. (See 18 U.S.C. 1001.)